Filed by Sprint Nextel Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Nextel Partners, Inc.

Commission File No.: 0-29633

October 10, 2005

Q/A RE DECLARATORY JUDGMENT

Nextel Partners Put

Q.	Why did you file a lawsuit on October 7th?

A.	We commenced an action in the Delaware Chancery Court seeking a declaratory judgment on a limited number of issues relating to the appraisal mechanism under the put process and related definitions in Partners’ charter.

In the action, we put two procedural issues before the Court:

•	Publication of First and Second Appraisers’ Reports. We believe that Partners’ announced plans to publicize the reports of the first and second appraisers (who are appointed separately by Partners and us under that charter) conflicts with the charter’s directive that the third appraiser reach its valuation decision independently without being informed of the first two appraisers’ conclusions, which we believe is important to make the appraisal process work properly. In our complaint, we ask for an order saying that the first two reports can’t be publicized or shared with the third appraiser until after the third appraiser has delivered its report on fair market value. We recognize that Partners’ charter requires the first two appraisers to render reports on fair market value to shareholders before the third appraiser is appointed, but do not think that this requires the reports to be publicized right away, especially in view of the important requirement that the third appraiser not know of the first two appraisals before the third appraiser makes its decision.

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Level Playing Field. We believe that Partners’ charter establishes a process that is designed to put the first and second appraisers on a level playing field vis à vis their access to information about Partners and its business in connection with the appraisal process. We also believe that Partners has tilted the field by its premature retention of its appraiser and the provision of nonpublic information to its appraiser that has not been made available to Nextel. In our complaint, we ask for an order saying that the time deadlines for the appraisers set forth in the charter don’t start to run until we and our appraiser receive all relevant valuation information from Partners and have had an opportunity to catch up with the first appraiser.

In the action, we also put three definitional points before the Court:

•	Unaffected Market Price. Partners’ charter does not define “unaffected” market price or how it should be determined. As discussed in our October 6th Q&A, we disagree with Partners’ statement in its proxy statement that “most recent unaffected” market price “is not a static concept limited by the stock price prior to the announcement of the Sprint-Nextel transaction, but rather, is a concept that should evolve over time, taking into consideration business fundamentals, both for Partners and the wireless sector as a whole.” In our complaint, we ask for a declaration that “most recent ‘unaffected’ public stock market price” means actual historical market prices for Partners’ stock at a particular time. As we said, we believe the most recent “unaffected” market price to which the charter refers is that which prevailed well before the possibility of the put exercise became manifest.

•	Effects of Competitive/Technological Changes. As discussed in our October 6th Q&A, we do not believe that Partners’ charter permits the appraisers to ignore the impact of the evolving competitive environment or changing technology in the mobile telecommunications industry on Partners’ future prospects. In our complaint, we ask for a declaration that the willing buyer/willing seller fair market value standard requires consideration by the appraisers of competitive risks and technological changes that are already underway in the industry that we believe pose risks to Partners’ growth prospects and margins, and that the statement in Partners’ charter that there shall be no discount due to “the fact that only Nextel has an identical technology platform” doesn’t mean otherwise.

•	Discounted Cash Flow (DCF). As discussed in our October 6th Q&A, we think that DCF valuation principles assume control of the business and that no additional “control premium” should be added to a DCF valuation. In our complaint, we ask for a declaration that it is inappropriate add a control premium to a DCF valuation.

Q.	How will this impact the timing of the appraisal process?

A.	With our papers for the declaratory judgment we asked for expedited review. Partners said in its press release today that it also wants expedited review. While it is impossible to predict the outcome of court proceedings, we do not believe that this declaratory judgment action will substantially impact the timing of the appraisal process.

Cautionary Notes

The put process and the definition of fair market value in Partners’ charter are complex and are subject to differing interpretations. Partners disagrees with us on the points raised in our declaratory judgment action, which is why we commenced it. If the put is exercised, third-party appraisers will determine fair market value under Partners’ charter. While we believe that our interpretations are correct, there is no assurance that our views will prevail.

Certain of the statements in this document are forward-looking information within the meaning of the federal securities laws. These statements are based on various assumptions as to future events. There could be differences between these assumptions and actual future circumstances or events, including as a result of the put process and those differences could be material. In addition, this Q&A includes various statements of our opinions, indicated by phrases such as “we believe,” “we think” and the like.

While we base these statements of opinion on facts or assumptions we believe to be reliable, statements of opinion are only that and readers must recognize that others, including Partners, have opposing opinions. In addition, all statements of opinion are made as of the date of this Q&A and could change based on future developments or the discovery of or reassessment of existing facts, presently known or unknown to us. This document speaks only as of its date, and we disclaim any duty to update the information herein.

Additional Information and Where to Find It

SHAREHOLDERS ARE ENCOURAGED TO READ ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PURCHASE OF PARTNERS’ CLASS A COMMON STOCK PURSUANT TO PARTNERS’ PUT RIGHT. When such documents are filed with the SEC, investors and security holders will be able to obtain them when they become available free of charge at the SEC’s web site, www.sec.gov, or from Sprint Nextel Investor Relations at Sprint Nextel Corporation, 2001 Edmund Halley Drive, Reston, Virginia 20191, 703.433.4300.

Participants in Solicitation

We and our directors and executive officers and other members of our management and employees may be deemed to be participants in the solicitation of proxies from Partners’ shareholders. Information concerning our directors and executive officers is included in the definitive joint proxy statement/prospectus contained in Sprint’s Registration Statement on Form S-4 (Reg. No. 333-123333) filed with the SEC on June 10, 2005. Additional information regarding the interests of our participants in the solicitation of proxies in respect of the put right, if any, will be included in the registration statement to be filed with the SEC.

About Sprint Nextel

Sprint Nextel offers a comprehensive range of wireless and wireline communications services to consumer, business and government customers. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two robust wireless networks offering industry leading mobile data services; instant national and international walkie-talkie capabilities; and an award-winning and global Tier 1 Internet backbone. For more information, visit www.sprint.com.

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